NGL ENERGY PARTNERS LP

6120 S. Yale Avenue, Suite 805

Tulsa, Oklahoma 74136

(918) 481-1119

January 9, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Karina V. Dorin, Staff Attorney

Re:                             NGL Energy Partners LP
NGL Energy Finance Corp.
Registration Statement on Form S-4 (File No. 333-197341)

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NGL Energy Partners, LP (the “Partnership”) , NGL Energy Finance Corp. (“Finance Corp.” and together with the Partnership, the “Issuers”) and the other subsidiaries of the Partnership that are co-registrants under the Issuers’ Registration Statement on Form S-4 (File No. 333-197341) (the “Registration Statement”), hereby request acceleration of the effective date of the Registration Statement.  We respectfully request that the Registration Statement become effective as of 3:30 p.m., Eastern Time, on January 13, 2015, or as soon as practicable thereafter.

The Partnership on behalf of itself and the co-registrants under the Registration Statement hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NGL ENERGY PARTNERS LP

By:	NGL ENERGY HOLDINGS LLC,
its general partner

By:	/s/ Jeffrey A. Herbers
Jeffrey A. Herbers
Chief Accounting Officer